400 E. Pratt Street, Suite 606

Baltimore, Maryland 21202

October 3, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn:  Dorie Yale

Re:                             Cerecor Inc.

Registration Statement on Form S-3

Filed September 7, 2018, as amended October 2, 2018

File No. 333-227227

Ladies and Gentlemen:

Cerecor Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registration Statement on Form S-3 (File No. 333-227227) effective as of 4:30 p.m. Eastern Time, Friday, October 5, 2018, or as soon thereafter as practicable. Please advise our corporate counsel, Alexander M. Donaldson at (919) 781-4000, of any questions.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

CERECOR INC.

By:	/s/ Joseph Miller
Name: Joseph Miller
Title: Chief Financial Officer